Exhibit 99.2

Recent Amendments to the Code of Business Conduct

The Board of Directors of Husky Energy Inc. approved a general update of its Code of Business Conduct. The following is a general summary of the principal areas of change.

1.	Honest and ethical conduct

•	A “Message from Our CEO”, setting out Husky’s expectations for conducting business honestly and with integrity, replaces the Statement of Principles section.

•	Additional detail about how potential conflicts of interest may arise, and how any potential conflict of interest should be reported upon commencement of employment, and/or as soon as possible after discovering any other potential conflict of interest after starting work, have been added.

•	The topics of community investment, political donations, fair competition and transactions with suppliers were updated.

•	The section dealing with anti-bribery was extensively updated to reflect legislative developments.

•	Sections addressing lobbying and compliance with applicable laws regarding economic sanctions and terrorism financing have been added.

2.	Disclosure

•	A section dealing with external communications has been added, which highlights that Husky designates specific people to speak on behalf of Husky to groups which include, but are not limited to, the investment community, investors, regulators and the media.

•	The Code now expressly extends to social media platforms.

3.	Compliance

•	The Code expressly states its application to subsidiaries, divisions and affiliates over which Husky exercises control.

4.	Prompt reporting

•	The Code now provides that an individual who becomes aware of an actual or suspected breach of the Code has a positive obligation to report it by one of the prescribed methods outlined therein. Previously, reporting was encouraged but not mandated.

•	Instructions on how reporting a suspected breach can be made anonymously through Husky’s ethics reporting system, the Ethics Help Line, in order to encourage individuals to come forward, have been clarified.

5.	Accountability

•	In addition to Husky’s officers, directors and employees, the Code now also expressly applies to temporary or contract staff.